SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                             The Netplex Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    641147103
                                 (CUSIP Number)



                                  Scott Pogoda
                            45-2402 River Drive South
                  Jersey City, New Jersey 07310 (201) 714-4244
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

                                  SCHEDULE 13D
|CUSIP No.   641147103                    Page   2    of   5    Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Scott Pogoda
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)

                                                                     (b)

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

          PF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION


 United States of America

   NUMBER OF        7    SOLE VOTING POWER   621,071
    SHARES
 BENEFICIALLY       8    SHARED VOTING POWER
   OWNED BY
     EACH           9    SOLE DISPOSITIVE POWER   621,071
  REPORTING
    PERSON         10    SHARED DISPOSITIVE POWER
     WITH

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      621,071

      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12



 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%

 14   TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                               Page 2 of 5 Pages

                                  SCHEDULE 13D

ITEM 1.  Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of the Netplex Group, Inc., a New York corporation, formerly known as Complink, Ltd., a New York corporation (the "Company"). The Company's principal executive offices are located at 175 Community Drive, Great Neck, New York 11021.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the person filing this Schedule 13D is Scott Pogoda (the "Reporting Person").

     (b) The residence address of the Reporting Person is 45- 2402 River Drive South, Jersey City, New Jersey 07310.

     (c) The present principal occupation or employment of the Reporting Person is private investor.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the shares of Common Stock of the Company reported in this Schedule 13D as a result of the merger (the "Netplex Merger") of V Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of the Company, with and into The Netplex Group, Inc., a Virginia corporation ("Old Netplex"). As a result of the Netplex Merger, the 5,280,000 shares of common stock of Old Netplex owned by the Reporting Person (the "Old Netplex Shares") were automatically converted into the right to receive 621,071 shares of Common Stock of the Company. The Netplex Merger was consummated on June 7, 1996. The Reporting Person acquired the Old Netplex Shares in connection with his founding of Old Netplex in 1994 for nominal consideration utilizing his personal funds.

                               Page 3 of 5 Pages

ITEM 4.  Purpose of Transaction.

     The Reporting Person acquired the shares of Common Stock of the Company as an investment. The Reporting Person may seek to acquire additional shares of Common Stock of the Company through open market or privately negotiated transactions from time to time in his discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchaser at prices which the Reporting Person regards as attractive and various other factors which the Reporting Person may determine to be relevant. Alternatively, the Reporting Person may in the future determine to dispose of all or a portion of the shares of Common Stock held by him, depending upon, among other things, the then market price for the Common Stock. Such sales may be made in transactions in the open market or in privately negotiated transactions.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions enumerated under Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on June 14, 1996, the Reporting Person beneficially owned a total of 621,071 shares of Common Stock (the "Shares"). Based on information provided to the Reporting Person by counsel for Old Netplex, there are presently outstanding 6,442,903 shares of Common Stock of the Company after consummation of the Netplex Merger and the other mergers consummated by the Company concurrently with the Netplex Merger as disclosed in the Company's Proxy Statement dated April 8, 1996, as filed with the Securities and Exchange Commission on April 12, 1996. Accordingly, the Shares constitute 9.6% of the outstanding Common Stock.

     (b) The Reporting Person has the sole power to vote and to dispose of all of the Shares identified in the foregoing paragraph (a).

     (c) Other than the receipt of the Shares identified in the foregoing paragraph (a), the Reporting Person has engaged in no transactions in the shares of Common Stock of the Company during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

                               Page 4 of 5 Pages

ITEM 7.  Materials to be Filed as Exhibits.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996                   /s/ Scott Pogoda
                                       ---------------------------
                                       Scott Pogoda